EXHIBIT B-1

INVESTMENT MANAGERS SERIES TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states she has duly executed the attached Application dated November 2, 2022, for and on behalf of Investment Managers Series Trust; that she is President and Chief Executive Officer of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ Maureen Quill

Name:	Maureen Quill

Title:	President and Chief Executive Officer

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